OpenRounds, Inc. (the "Company") a Massachusetts Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Fiscal Years ended March 31, 2023 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OpenRounds, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of March 31, 2023 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 21, 2024

Vincenzo Mongio

Statement of Financial Position

	As of March 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	47,104	101,497
Total Current Assets	47,104	101,497
Non-current Assets		
Furniture & Equipment, net of Accumulated Depreciation	-	498
Security Deposits	900	900
Total Non-Current Assets	900	1,398
TOTAL ASSETS	48,004	102,895
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	340,983	166,501
Payroll Liabilities	127,499	83,534
Notes Payable	40,950	-
Total Current Liabilities	509,432	250,035
TOTAL LIABILITIES	509,432	250,035
EQUITY		
Common Stock	744,924	539,812
Preferred Stock	2,116,983	2,116,983
Accumulated Deficit	(3,323,336)	(2,803,935)
Total Equity	(461,428)	(147,140)
TOTAL LIABILITIES AND EQUITY	48,004	102,895

Statement of Changes in Shareholder Equity

	Common Stock		Series A Preferred Stock		Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount		
Beginning Balance at 4/1/2022	189,110	338,301	72,289	2,116,983	(1,983,153)	472,131
Issuance of Common Stock	1,984	201,511	-	-	-	201,511
Net Income (Loss)	-	-	-	-	(820,782)	(820,782)
Ending Balance 3/31/2023	191,094	539,812	72,289	2,116,983	(2,803,935)	(147,140)
Issuance of Common Stock	2,690	205,112	-	-	-	205,112
Net Income (Loss)	-	-	-	-	(519,400)	(519,400)
Ending Balance 3/31/2024	193,784	744,924	72,289	2,116,983	(3,323,336)	(461,428)

Statement of Operations

	Year Ended March 31,	
	2024	**2023**
Revenue	158,627	346,565
Cost of Revenue	91,748	265,173
Gross Profit	66,879	81,392
Operating Expenses		
Advertising and Marketing	-	4,868
General and Administrative	584,275	889,014
Rent and Lease	40	5,400
Depreciation	497	332
Amortization	-	2,585
Total Operating Expenses	584,812	902,198
Operating Income (loss)	(517,932)	(820,806)
Other Income		
Other	-	24
Total Other Income	-	24
Other Expense		
Other	1,468	-
Total Other Expense	1,468	-
Earnings Before Income Taxes	(519,400)	(820,782)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(519,400)	(820,782)

Statement of Cash Flows

	Year Ended March 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(519,400)	(820,782)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	497	332
Amortization	-	2,585
Accounts Payable and Accrued Expenses	174,482	57,320
Payroll Liabilities	43,965	63,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	218,944	123,236
Net Cash provided by (used in) Operating Activities	(300,456)	(697,546)
INVESTING ACTIVITIES		
Leasehold Improvements	-	900
Net Cash provided by (used by) Investing Activities	-	900
FINANCING ACTIVITIES		
Proceeds from Debt Issuances	40,950	-
Proceeds from Common Stock	205,112	201,511
Net Cash provided by (used in) Financing Activities	246,062	201,511
Cash at the beginning of period	101,497	596,633
Net Cash increase (decrease) for period	(54,393)	(495,136)
Cash at end of period	47,104	101,497

OpenRounds, Inc.
Notes to the Unaudited Financial Statements
March 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OpenRounds, Inc. ("the Company") was formed in Massachusetts on August 12th, 2014. The Company earns revenue as a sophisticated online travel agent, through its internet application (marketplace) and concierge team. OpenRounds expects to earn revenue in public golf, through its brand UpriseGolf, beginning in 2025. The Company's customers and business partners are located in North America.

The Company will be offering a tranche of investment opportunity to its users under regulation CF in 2024 to raise growth capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on March 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by providing a marketplace for verified members of private golf clubs to book accommodations at reciprocating private clubs. The primary performance obligation is to provide access to booking accommodations at these golf clubs. The Company's payments are collected at time of booking the accommodation. Revenue is recognized at the time of collecting payment. Refunds for cancellations are classified as Cost of Goods Sold. Beginning in 2025, the Company expects to begin generating revenue by providing accommodations (tee times) at semi-private and public golf courses, through its brand UpriseGolf.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, April 1, 2022	17,295	$ -
Granted	2,538	$ -
Vested	(8,041)	$ -
Forfeited	(2,823)	$ -
Nonvested shares, March 31, 2023	8,969	$ -
Granted	281	$ -
Vested	(4,566)	$ -
Forfeited	(1,578)	$ -
Nonvested shares, March 31, 2024	3,106	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for fiscal year 2023 and 2024 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at March 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
28.358	7,494	July 2029-January 2030
28.358	5,974	February 2028-August 2028
	13,468	

A summary of the warrant activity for the years ended March 31, 2023 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at April 1, 2022	13,468	28.36
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at March 31, 2023	13,468	28.358
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at March 31, 2024	13,468	28.358
Vested and expected to vest at March 31, 2024	13,468	28.358
Exercisable at March 31, 2024	13,468	28.358

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Massachusetts. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement for which they received $63,600 and were required to repay $72,694. The Company is required to remit 20% of daily receivables with a final repayment date of March 25th, 2025. The balance of the loan was $40,950 as of March 31st, 2024.

**Debt Principal Maturities 5 Years
Subsequent to Fiscal Year 2024**

Year	Amount
2025	$40,950
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 500,000 shares of Common stock with no par value. 191,094 and 193,784 common shares were issued and outstanding as of March 31st, 2023 and 2024, respectively. For both years, 20,995 additional shares were reserved for employees and warrants held by investors.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company authorized and sold 72,289 shares of Series A convertible preferred stock with no par value between 2018 through 2021.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. The existing preferred stock is subject to an immaterial conversion ratio adjustment.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A convertible preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31st, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 21, 2024, the date these financial statements were available to be issued.

The Company entered into a loan agreement for which they received $40,500 and were required to repay $45,603, including payoff of the first loan, See Note 5 – Liabilities and Debt for details of first loan, with a total repayment amount of $12,763. The Company is required to remit 20% of daily receivables with a final repayment date of February 17th, 2026.

On September 30th, 2024 the Company submitted a payment plan to the Internal Revenue Service regarding back taxes; monthly payments are expected to be funded from operations in the normal course of business.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.